## FORBEARANCE AGREEMENT

THIS FORBEARANCE AGREEMENT ("**Agreement**") is made and entered into as of July 14, 2011, by and between Bank of the West ("**Bank**"), on the one hand, and Worldwide Energy and Manufacturing USA, Inc., a Colorado corporation (**"Borrower"**), on the other hand, with respect to the following facts.  Bank and Borrower shall hereinafter be collectively referred to as the **"Parties"** and individually, a **"Party."**

## RECITALS

This Agreement is made and entered into in reliance on the following recitals, which are acknowledged by Bank and Borrower to be true and accurate.

A.      Borrower and Bank executed and delivered to each other that certain Business Loan Agreement dated May 20, 2008 ("**BLA**").

B.      Pursuant to the BLA, Borrower executed and delivered to Bank that certain Promissory Note dated May 20, 2008  in the original principal amount of $2,000,000.00, having a final payment maturity date of May 20, 2009 ("**Note No. 1**").

C.      Pursuant to the BLA, Borrower executed and delivered to Bank that certain Promissory Note dated May 20, 2008  in the original principal amount of $500,000.00, having a final payment maturity date of June 1, 2012 ("**Note No. 2**").

D.      Borrower and Bank executed that certain Commercial Security Agreement dated May 20, 2008 ("Security Agreement"), which provides, inter alia, that Borrower granted to Bank a security interest in the Collateral to secure repayment of the Indebtedness owed by Borrower to Bank pursuant to Note No. 1.

E.      Borrower and Bank executed and delivered to each other those certain Change in Terms Agreements dated May 15, 2009, May 31, 2010, August 31, 2010, and two Change in Terms Agreements dated December 15, 2010, which amended certain provisions of Note No. 1, including, without limitation, extending the maturity date of Note No. 1 to November 30, 2011 (collectively, the "**Change in Terms Agreements**").

F.      The BLA, Note No. 1, Note No. 2, the Security Agreement, the Change in Terms Agreements, and all documents and instruments executed in connection therewith are hereinafter collectively referred to as the "**Loan Documents**".

G.      Bank contends that an Event of Default occurred under the Loan Documents because of, inter alia, (1) Borrower has failed to furnish Bank with Annual Statements on or before April 30, 2011 as required pursuant to the BLA; (2) Borrower has failed to furnish Bank with Interim Statements within 45 days after the fiscal quarter ending March 31, 2011; (3) the change in management of the Borrower constitutes an Adverse Change under the Loan Documents; (4) due to the change in management of the Borrower, Bank in good faith believes itself insecure under the BLA; and (5) the Nantong Matters (as that term is hereinafter defined) (collectively, the "**Designated Event of Default**").  Borrower disputes that subparagraphs (3)-(5) of this Section G. constitute an Event of Default under the Loan Documents.

H.      Borrower filed its Current Report on Form 8-K dated July 30, 2011 with the Securities and Exchange Commission that contains information regarding certain transactions, which shall hereinafter be referred to as the **"Nantong Matters"**.

I.      Borrower has requested that Bank forbear from exercising its default rights or remedies against Borrower to allow Borrower an opportunity to pay off all outstanding obligations due and owing to Bank pursuant to the Loan Documents.  Although Bank is under no obligation to do so, Bank is willing to forbear from exercising its default rights and remedies against Borrower, or otherwise for the period and on the other terms and conditions set forth in this Agreement.

## AGREEMENT

NOW THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.      **Incorporation of Recitals.**  Each of the above Recitals is incorporated herein as true and correct and is relied upon by each Party in agreeing to the terms of this Agreement.  Capitalized terms not otherwise defined in this Agreement shall have the meanings assigned to them in the Loan Documents.

2.      **Acknowledgement.**  Borrower  acknowledges that as of October 1, 2011 (1) Note No. 1 had an unpaid principal balance of $1,250,000.00, plus accrued and unpaid interest at the contract rate due and owing of $4,687.50, plus attorneys' fees, costs and expenses, and (2) Note No. 2 had an unpaid principal balance of $111,111.08, plus accrued and unpaid interest at the contract rate due and owing of $338.54, plus attorneys' fees, costs and expenses.

Borrower (i) acknowledges, admits, and confirms that it does not have any legal right or theory on which to invoke legal or equitable relief, whether injunctive relief or otherwise, in order to abate, postpone, or terminate enforcement by Bank of the obligations of Borrower under the Loan Documents, and (ii) specifically waives and relinquishes any such right to legal or equitable relief to cause any such abatement, postponement, or termination of enforcement proceedings.

3.    **Reaffirmation of Loan Documents.**  This Agreement is, in part, a reaffirmation of the obligations of Borrower to Bank and is not be construed as a release or modification of any of the terms, conditions, warranties, waivers, or other rights set forth in the Loan Documents except as expressly provided for herein.  Borrower reaffirms its obligations to Bank under the Loan Documents and reaffirms and restates each and every term, condition, and provision of the Loan Documents.  Borrower further represents and warrants that (i) it has no defenses, set-offs, counterclaims, or claims against Bank that would or might affect the enforceability of the Loan Documents; and (ii) the Loan Documents remain in full force and effect.

4.    **Forbearance Terms**.

(a)    Borrower hereby requests that Bank forbear from proceeding to exercise any and all of its rights and remedies in law or equity.  Bank is willing to forbear through and including May 1, 2012 ("**Forbearance Period**"), if and only if:

(1)    Such forbearance is without waiver of any term, covenant, or condition to be performed or satisfied by Borrower pursuant to the Loan Documents.

(2)    Borrower makes full, timely, and punctual performance of each of the matters hereinafter set forth and do not do or fail to do anything that would constitute

(i) a breach of this Agreement or the documents and instruments executed in connection with this Agreement; or (ii) a further breach of the Loan Documents; and

(3)     All conditions precedent provided for herein are first satisfied.

(b)     In addition to Borrower performing in accordance with the terms and provisions of this Agreement and the documents and instruments executed in connection with this Agreement, Borrower shall continue to perform in accordance with the terms, covenants, and conditions of the Loan Documents.  Borrower acknowledges and agrees that this Agreement is not intended to set forth all the outstanding terms, covenants, and agreements between and among the Parties, such that the absence of an express provision herein is not to be construed as an intention of Bank not to enforce such provision in any of the  Loan Documents. Borrower agrees that the terms and conditions of this Agreement and the documents and instruments executed in connection with this Agreement shall be in addition to those contained in the  Loan Documents.

(c)     Borrower acknowledges and agrees that as of the Effective Date interest shall accrue on the unpaid principal balance of Note No. 1 at the rate of 4.50%.

(d)     Borrower shall make monthly  payments of principal and interest to Bank  pursuant to Note No. 1 in the amounts set forth in the Loan Amortization Schedule attached hereto as Exhibit A beginning on October 1, 2011 and continuing on the first day of each and every month thereafter through and including May 1, 2012.

(e)     Borrower acknowledges and agrees that interest has been and shall continue to accrue on the unpaid principal balance due and owing under Note No. 2 at a rate equal to the Index, as said rate may change from time to time.

(f)     Borrower acknowledges and agrees that it shall continue to make equal monthly payments of principal and interest required pursuant to Note No. 2 beginning on October 1, 2011 continuing on the first day of each and every month thereafter through and including May 1, 2012.

(g)     Borrower shall pay to Bank upon the earlier of (i) the occurrence of a Forbearance Event of Default (as hereinafter defined) and (ii) May 1, 2012, all outstanding Indebtedness due and owing to Bank pursuant to the Loan Documents, including, without limitation, all amounts due and owing pursuant to Note No. 1 and Note No. 2, and all accrued and unpaid interest and all Bank Expenses (as that term is hereinafter defined).

5.     **Conditions Precedent.**  Borrower understands that this Agreement shall not be effective and Bank shall have no obligation to forbear from exercising any rights or remedies unless and until each of the following conditions precedent has been satisfied not later than November 23, 2011 ("**Outside Effective Date**"; and the date on which all such conditions have been satisfied or waived, the "**Effective Date**") unless waived in writing by Bank in Bank's sole discretion:

(a)     Borrower shall have duly executed and delivered to Bank (which delivery may be through counsel to Bank) this Agreement;

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(b)    Borrower shall have paid to Bank the payments due on October 1, 2011 and November 1, 2011 pursuant to Note No. 1.

(c)    Borrower shall have paid to Bank $150,000.00 to be applied to the outstanding principal balance owed by Borrower to Bank pursuant to Note No. 1;

(d)    Borrower shall have paid to Bank $8,500.00 in attorneys' fees and costs incurred by Bank as of the Effective Date and a forbearance fee in the amount of $5,000.00, which shall be immediately earned upon payment, in connection with the negotiation, preparation, and implementation of this Agreement, and in connection with the Bank's enforcement of its rights and remedies under the Loan Documents; and

(e)    Borrower shall have delivered, or caused to be delivered, to Bank such additional assignments, agreements, instruments, financing statements, documents, and consents as Bank may reasonably request in connection with this Agreement.

If the Effective Date does not occur on or before the Outside Effective Date, unless the Outside Effective Date is extended by Bank in its sole discretion, this Agreement shall be without force and effect and the Parties shall retain all rights and remedies that they have against each other pursuant to applicable law.

6.    **Revival of Obligation**.

(a)    Borrower acknowledges and agrees that in the event that the payment of money, this Agreement, or the grant of collateral should for any reason subsequently be declared to be "fraudulent" within the meaning of any state, federal, or foreign law relating to fraudulent conveyances, preferential, or otherwise voidable or recoverable, in whole or in part, for any reason, under the United States Bankruptcy Code (Title 11 of the United States Code, the "**Bankruptcy Code**") or any other federal, foreign, or state law (collectively, a "**Voidable Transfer**"), and Bank is required to pay or restore any such Voidable Transfer, or any portion thereof, then as to that which is repaid or restored pursuant to any such Voidable Transfer (including all costs, expenses, and attorneys' fees and costs of Bank related thereto, including relief from stay or similar proceedings), the liability of Borrower, if any, shall automatically be revived, reinstated, and restored to the extent such liability would have existed in the absence of this Agreement, and shall exist as though such Voidable Transfer had never been made to Bank.

(b)     Nothing set forth herein is an admission that any Voidable Transfer has occurred.  Borrower expressly acknowledges that Bank may rely upon advice of counsel, and if so advised by counsel, may, in the exercise of Bank's reasonable judgment, settle, without defending, any action to void any alleged Voidable Transfer, and that upon such settlement, Borrower shall again be liable for any deficiency resulting from such settlement and only to the extent such liability would have existed in the absence of this Agreement.

7.     **Representations and Warranties.**  To induce Bank to enter into this Agreement, Borrower hereby represents and warrants to Bank as follows:

(a)     The execution, delivery, and performance by Borrower of this Agreement and all documents contemplated hereunder are within Borrower's powers and have been duly authorized, and are not in conflict with Borrower's articles of incorporation or by-laws, or the terms of any charter or other organizational document of Borrower; and all such documents constitute valid and binding obligations of Borrower, enforceable in accordance with their terms.  In addition, such execution, delivery, and performance by Borrower will not violate

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any law, rule, or order of any court or governmental agency or body to which Borrower is subject.

(b)      With the exception of the Designated Event of Default, no event has occurred or failed to occur that is, or, with notice, lapse of time, or both, would constitute, a default, an Event of Default, or a breach or failure of any condition of the Loan Documents.

(c)      There are no actions, suits, or proceedings pending, or to the knowledge of Borrower, threatened against or affecting Borrower in relation to their obligations to Bank, or involving the validity or enforceability of this Agreement or the Loan Documents, whether at law or equity, or before or by any governmental entity.

(d)      Borrower is a Colorado corporation in good standing and duly authorized to do business under and existing under the laws of the State of Colorado and is authorized to do business in the State of California.

(e)      This Agreement and the releases contained herein are intended to be final and binding among the Parties, and each Party hereto may expressly rely on the finality of this Agreement as a substantial and material factor inducing the Parties' execution of this Agreement.

(f)      Each person executing this Agreement and the documents and instruments executed in connection with this Agreement in a representative capacity has been duly authorized to execute this Agreement and said documents and instruments by all appropriate action and is empowered to do so.

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(g)     The representation, warranties, and agreements set forth herein shall be cumulative and in addition to all other representations, warranties, and agreements which Borrower give or caused to be given to Bank, whether heretofor, now, or hereafter.

8.     **Covenants.**  Borrower will do the following:

(a)     Comply with all requirements of all the Loan Documents to the extent not inconsistent with this Agreement.

(b)     Not enter into any agreements with any of their other creditors that might impair their ability to perform under this Agreement.

(c)     Ensure that Bank is fully informed at all times of all matters relating to the operation of Borrower's businesses, including any planned changes in key personnel or material changes in the manner of operating such businesses.

9.     **Additional Events of Default.**  In addition to the Events of Default set forth in the Loan Documents, the occurrence of any of the following events of default, other than the Designated Event of Default, shall be an event of default hereunder ("**Forbearance Event of Default**"), and Bank, at Bank's option in its sole discretion, may make all obligations of Borrower  immediately due and payable, and may immediately terminate the Forbearance Period, all without demand, presentment, or notice, all of which requirements, if any, Borrower hereby waives:

(a)     Failure to perform any of the obligations set forth in this Agreement or in the Loan Documents (as the same may be modified by this Agreement), including the failure of Borrower timely and punctually to pay to Bank all payments required to be made pursuant to this Agreement and the Loan Documents;

(b)     Any representation or warranty of Borrower herein or in the Loan Documents shall be false, misleading, or incorrect in any material respect;

(c)     There is any substantial impairment of the prospect of Borrower's satisfaction of its obligations to Bank or substantial impairment of the value of Borrower Collateral, or any substantial impairment of the priority of Bank's security interest in or lien on Borrower Collateral;

(d)     The filing of any lawsuit or other legal action by or against Borrower challenging (i) the existence or priority of Bank's security interests; or (ii) the enforceability or validity of this Agreement, the documents or instruments executed in connection with this Agreement, or the Loan Documents;

(e)     Borrower is enjoined, restrained, or in any way prevented by court order from continuing to conduct any material part of its business affairs;

(f)     Borrower (i) shall fail to pay its debts as such debts become due if such debts are in excess of $75,000.00 (except as permitted under this Agreement), (ii) shall make an assignment for the benefit of its creditors, (iii) shall admit in writing its inability to pay debts as they become due and such debts are in excess of $75,000.00, (iv) shall file a petition under any chapter of the Bankruptcy Code or any similar law, state or federal, now or hereafter existing, (v) shall become "insolvent" as that term is generally defined under the Bankruptcy Code, (vi) shall have any involuntary bankruptcy case commenced against it, whether or not an order for relief is entered, or (vii) shall have a custodian, trustee, or receiver appointed for, or have any court take jurisdiction of, its property, or any portion thereof, in any voluntary or involuntary proceeding, including those for the purpose of reorganization, arrangement, dissolution, or liquidation; or

10.     **Remedies.**   Upon the occurrence of a Forbearance Event of Default and at all times thereafter, Bank, without the necessity of obtaining any prior approval of any court, shall be entitled (a) to terminate the Forbearance Period, which shall, upon termination, be of no further force and effect; (b) immediately, without notice to Borrower, to exercise all rights and remedies available to Bank at law or in equity and otherwise and all rights provided in the Loan Documents to collect the outstanding obligations owed by Borrower to Bank; (c) to exercise in respect of any Collateral all rights and remedies of a secured creditor available to it under applicable laws; (d) to exercise all remedies available to Bank under the Loan Documents, as well as rights and remedies available to Bank at law or in equity, without presentment, demand, protest, or notice of any kind whatsoever, all of which are expressly waived by Borrower.  All such rights and remedies shall be cumulative.  No failure or delay on the part of Bank in exercising any power, right, or remedy under any of the Loan Documents shall operate as a waiver thereof, and no single or partial exercise of any such power, right, or remedy shall preclude any further exercise thereof or the exercise of any other power, right, or remedy.

11.     **Releases**.

(a)     Borrower ("**Releasing Party**"), for itself and the Releasing Party's successors and assigns, shall and do hereby forever relieve, release, and discharge Bank and its directors, officers, employees, agents, successors, administrators, assigns, attorneys, accountants,

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representatives, affiliates, parents, partners, officers and stockholders, jointly and severally, from any and all claims, court actions, debts, liabilities, demands, rents, damages, obligations, promises, acts, loss of revenue, agreements, costs and expenses (including attorneys' fees and costs), damages, injuries, actions, and causes of action, of whatever kind or nature, whether legal or equitable, known or unknown, suspected or unsuspected, contingent or fixed, including, without limitation, those based upon, arising out of, appertaining to, or in connection with any of the matters or facts alleged or set forth in Recitals A through H, inclusive, and the lending relationship between Bank and the Releasing Party, jointly and severally (collectively, the "**Released Matters**").  The Releasing Party further agrees never to commence, aid, or participate in (except to the extent required by order or legal process issued by a court or governmental agency of competent jurisdiction) any legal action or other proceeding based in whole or in part upon the foregoing.

(b)     As to the matters released herein, the Releasing Party expressly waives and relinquishes any and all rights under section 1542 of the Civil Code of the State of California, which provides as follows:

> A general release does not extend to claims which the creditor does
> not know or suspect to exist in his or her favor at the time of
> executing the release, which if known by him or her must have
> materially affected his or her settlement with the debtor.

(c)     In connection with such waiver and relinquishment, the Releasing Party acknowledges that they are aware that they may hereafter discover claims presently unknown or unsuspected, or facts in addition to or different from those which they now know or

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believe to be true.  Nevertheless, it is the intention of the Releasing Party through this Agreement, fully, finally, and forever to release all such matters, and all claims relative thereto, which now exist, may exist, or heretofore have existed.  In furtherance of such intention, the releases herein given shall be and remain in effect as a full and complete release of such matters notwithstanding the discovery or existence of any such additional or different claims or facts relative thereto.

(d)     In entering into the release provided for in this Agreement, the Releasing Party recognizes that no facts or representations are ever absolutely certain; accordingly, they assume the risk of any mistake, and if they should subsequently discover that any understanding of the facts or of the law was incorrect, said party shall not be entitled to set aside this release by reason thereof, regardless of any mistake of fact or law.

(e)     The Releasing Party is the sole and lawful owner of all right, title, and interest in and to every claim and other matter which it purports to release herein, and they have not assigned or transferred, or purported to assign or transfer, to any person or entity any claims or other matters herein released.  The Releasing Party shall and hereby does indemnify, defend, and hold Bank harmless from and against any claims, liabilities, actions, causes of action, demands, injuries, damages, costs, and expenses (including attorneys' fees and costs), based upon or arising in connection with any such prior assignment or transfer, or any such purported assignment or transfer, of any claims or other matters released herein.

(f)     The Releasing Party also understands that this release shall apply to all unknown or unanticipated results of the transactions and occurrences described above, as well as those known and anticipated.  The Releasing Party has consulted with legal counsel and

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with such other experts and advisors as they have deemed necessary in connection with the negotiation, execution, and delivery of this Agreement and prior to signing this Agreement, or have had an opportunity to obtain such counsel and have knowingly chosen not to do so, and executes this release voluntarily, without duress, and with the intention of fully and finally extinguishing all Released Matters.

12.    **Miscellaneous**.

(a)    <u>Not a Novation</u>.  This Agreement is not a novation, nor is it to be construed as a release or modification of any of the terms, conditions, warranties, waivers, or rights set forth in the Loan Documents except as expressly and specifically set forth herein.

(b)    <u>Survival of Warranties</u>.  All agreements, representations, and warranties made herein shall survive the execution and delivery of this Agreement and the documents and instruments executed in connection with this Agreement.

(c)    <u>Failure of Indulgence Not Waiver</u>.  No failure or delay on the part of Bank in the exercise of any right, power, or privilege hereunder or under the documents or instruments referred to herein shall operate as a waiver thereof, and no single or partial exercise of any such power, right, or privilege shall preclude a further exercise of, any right, power, or privilege.

(d)    <u>Applicable Law</u>.  This Agreement and the rights and obligations of the Parties shall be governed by and construed in accordance with the laws of the State of California.

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(e)     Assignability.  This Agreement shall be binding upon and inure to the benefit of Bank and Borrower and their respective successors and assigns, except that Borrower's rights hereunder are not assignable.

(f)     Modifications and Amendments.  This Agreement may be modified or amended only by written agreement duly executed by the Parties.

(g)     Integration.  This Agreement, the Loan Documents, and the documents and instruments executed in connection with this Agreement constitute a single, integrated, written contract expressing the entire agreement of the Parties relative to the subject matter hereof.  No covenants, agreements, representations, or warranties of any kind whatsoever have been made by any Party with respect to the subject matter hereof except as specifically set forth in this Agreement and the documents and instruments executed in connection with this Agreement.

(h)     Severability.  If any provision of this Agreement is found to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Agreement, such provisions shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by severance from this Agreement.

(i)     Time of Essence.  The Parties expressly acknowledge and agree that time is of the essence and that all deadlines and time periods provided for under this Agreement are ABSOLUTE AND FINAL.

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(j) <u>Execution in Counterpart</u>. This Agreement may be executed and delivered in two or more counterparts, each of which, when so executed and delivered, shall be an original, and such counterparts together shall constitute but one and the same instrument and agreement, and the Agreement shall not be binding on any Party until all Parties have executed it. This Agreement may be signed by a facsimile or electronic signatures, which shall have the same force and effect as an original signature; provided, however, that Borrower shall deliver original signatures to Bank within five calendar days after the date of their execution of this Agreement.

(k) <u>Notice</u>. Except for any notices required under applicable law or this Agreement to be given in another manner:

(1) Any notice to Borrower shall be addressed as follows:

Worldwide Energy & Manufacturing USA, Inc.

Attn: Jeff Watson, President and Chief Executive Officer

408 N. Canal Street, Unit A&B

South San Francisco, CA 94080

(2) Any notice to Bank shall be addressed as follows:

Bank of the West

Special Assets Department

300 S. Grand Ave. SC-CAL-07-M

Los Angeles CA. 90071

Attn: Rita E. Stassi, Vice President

Fax No. (213) 972-0408

With a copy to:

Jeffer, Mangels, Butler & Mitchell LLP

Two Embarcadero Center, 5th Floor

San Francisco, California 94111

Attn: Robert B. Kaplan, Esq.

Fax No. (415) 398-5584

All notices, requests, demands, directions, and other communications provided for in this

Agreement must be in writing and must be mailed, delivered, sent by overnight delivery, or sent

by facsimile to the appropriate Party at that Party's respective address set forth above; provided,

however, that notice shall be deemed sufficient if actually received by the Party regardless of the

mode of transmission or delivery.

(l)     No Impairment.  Borrower agrees that this Agreement shall not be

construed to:

(1)     Impair the validity, perfection, or priority of any lien or

security interest securing Borrower's obligations to Bank;

(2)     Waive or impair any rights, powers, or remedies of Bank under the Loan Documents with respect to defaults set forth in the Recitals hereto or otherwise;

(3)     Constitute an agreement by Bank or require Bank to extend the time for payment of Borrower's obligations to Bank, except as expressly and specifically set forth herein, none of which Bank agrees or has agreed to do, and all of which matters are in Bank's sole and absolute discretion; or

(4)     Constitute an agreement of Bank to make any loans or other extension of credit to Borrower.

(m)     Headings.  This Agreement shall be construed without regard to any presumption or rule requiring that it be construed against the Party causing this Agreement or any part hereof to be drafted.  The headings used in this Agreement are for convenience only and shall be disregarded in interpreting the substantive provisions of this Agreement.

(n)     Expenses and Fees.  Borrower shall pay and reimburse Bank for all actual fees, costs, and expenses, including all actual attorneys' fees and costs, fees and costs of inspecting and appraising any real property, and recording, title insurance, and escrow fees, expended or incurred by Bank in any arbitration, mediation, judicial reference, legal action, or otherwise in connection with (i) the negotiation, preparation, amendment, interpretation, implementation, and enforcement of this Agreement, the Loan Documents, or any instrument or agreement executed in connection herewith or therewith, including the preparation and negotiation of this Agreement, during any workout or attempted workout, or in connection with the rendering of legal advice as to Bank's rights, remedies, and obligations under the Loan Documents; (ii) collecting any sum which becomes due Bank under the Loan Documents; (iii) any proceeding for declaratory relief, any counterclaim to any proceeding, or any appeal; or (iv) the protection, preservation, or enforcement of any rights of Bank or any security pledged to Bank (collectively, the "**Bank Expenses**").  For the purposes of this section, attorneys' fees include fees incurred in connection with (i) contempt proceedings; (ii) discovery; (iii) any motion, proceeding, or other activity of any kind in connection with a bankruptcy proceeding or cases arising out of or relating to any petition under the Bankruptcy Code or any similar law; (iv) garnishment, levy, and debtor and third party examinations; and (v) post judgment motions and proceedings of any kind, including any activity taken to collect or enforce any judgment.

(o)      Acknowledgment.

(1)      Borrower represents and warrants that all of the terms, conditions, waivers, warranties, and promises set forth in this Agreement are made after opportunity to consult with legal counsel of their choosing and with an understanding of their significance and consequence.

(2)      Borrower further represents and warrants as follows:

(A)      It has received, or has had the opportunity to receive, independent legal advice from attorneys of their choice with respect to the advisability of executing this Agreement and the documents and instruments executed in connection herewith, and prior to the execution of this Agreement and documents and instruments executed in connection herewith, Borrower's counsel reviewed this Agreement and discussed this Agreement with Borrower;

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(B)     Except as expressly stated in this Agreement and the documents and instruments executed in connection herewith, neither Bank nor any other person or entity has made any statement or representation to Borrower regarding facts relied upon them in entering into this Agreement and the documents and instruments executed in connection herewith;

(C)     Borrower has not relied upon any statement, representation, or promise of Bank or other person or entity in executing this Agreement and the documents and instruments executed in connection herewith, except as expressly stated in this Agreement or in the documents and instruments executed in connection herewith; and

(D)     The terms of this Agreement are contractual and not a mere recital.

(3)     This Agreement and the documents and instruments executed in connection herewith have been carefully read by, the contents hereof are known and understood by, and are signed freely by each Party executing this Agreement, and each Party executing this Agreement in a representative capacity is empowered to do so.

(p)     <u>No Admission of Liability</u>.  Nothing contained herein shall be construed as an admission by Bank of any liability of any kind, all such liability being expressly denied.

(q)     <u>No Third Party Beneficiary</u>.  Nothing contained in this Agreement is intended, nor shall it be construed or deem to confer any rights, powers, or privileges on any person, firm, partnership, corporation, or other entity not an express party hereto, or a successor or assign, except for the provisions of Section 11 above.

(r)     Mutual Cooperation.  Borrower and Bank shall further execute, acknowledge, and deliver any further deeds, assignments, conveyances, and other assurances, documents, and instruments of transfer reasonably requested by the other Party, and will take any other action consistent with terms of this Agreement that may reasonably be requested by the other Party for the purposes of implementing the transactions which are the subject of this Agreement.

(s)     **JURY TRIAL WAIVER.**  BORROWER HEREBY EXPRESSLY WAIVES ANY AND ALL RIGHTS, WHETHER ARISING UNDER THE CALIFORNIA CONSTITUTION, ANY RULES OF THE CALIFORNIA CODE OF CIVIL PROCEDURE, COMMON LAW, OR OTHERWISE, TO DEMAND A TRIAL BY JURY IN ANY ACTION, MATTER, CLAIM, OR CAUSE OF ACTION WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT, THE LOAN DOCUMENTS, ANY DOCUMENTS AND INSTRUMENTS EXECUTED IN CONNECTION HEREWITH, OR ANY OTHER AGREEMENT, DOCUMENT, OR TRANSACTION CONTEMPLATED HEREBY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE.  BORROWER AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, BORROWER FURTHER AGREES THAT ITS RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM, OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR

ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF.  THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS AGREEMENT.

INITIALS: _____

(t)     <u>Judicial Reference</u>.  If the jury trial waiver set forth above is not enforceable under applicable state law or otherwise, then the Parties hereby agree that all claims under this Agreement including any and all questions of law or fact relating thereto shall, at the written request of any Party, be determined by Reference ("**Reference**") pursuant to section 638 et. seq. of the California Code of Civil Procedure, as the same may be amended from time to time.

(1)     <u>Selection or Appointment of Referee</u>.  The Parties shall select a single neutral referee who shall be a retired state or federal judge.  In the event the Parties cannot agree upon a referee, the referee shall be appointed by the court.

(2)     <u>Conduct of reference</u>.  The <u>Reference</u> shall be conducted pursuant to California law.  The referee shall determine all issues relating to the applicability, interpretation, legality or enforceability of this Agreement.  The referee shall report a statement of decision to the court.  The Parties shall equally bear the fees and expenses of the referee, unless the referee otherwise provides in the statement of decision.

(3)     <u>Provisional remedies, Self Help and Foreclosure</u>.  No <u>provision</u> of this subparagraph (s)shall limit the right of any Party to (i) exercise self-help

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remedies including, without limitation, set-off, (ii) foreclose against or sell any Collateral for the obligations under the BLAt, or (iii) obtain or oppose provisional or ancillary remedies from a court of competent jurisdiction before, after or during the pendency of any Reference. The exercise of, or opposition to, any such remedy does not waive the right of any Party to a Reference pursuant to this Agreement.

(u)      Rules of Construction. In this Agreement, the terms defined herein apply equally to both the singular and the plural forms thereof; whenever the context may require, any pronoun will include the corresponding masculine, feminine, or neuter forms thereof; except when used in connection with the description of a period of time, the word "including" and the like are deemed to be followed by the phrase "without limitation"; the word "or" is not exclusive; the words "approval" of and "notice" to the Parties are deemed to be preceded by the word "written"; all references to "section" or "sections" mean the applicable section of this Agreement unless otherwise specified.

(v)      Authority to Bind Parties. The signatories for the entities listed below covenant, represent, and warrant that (i) all necessary approvals to enter into this Agreement have been obtained; (ii) have the full legal capacity, right, power, and authority to execute and enter into this Agreement; and (iii) this Agreement is a valid and binding obligation enforceable against the entity on whose behalf they purport to act.

(w)      No Waiver. Bank and Borrower agree that, except as expressly provided herein, the Borrower Loan Documents shall remain in full force and effect in accordance with their respective terms.

(x)     <u>Survival</u>.  All representations, warranties, covenants, agreements, waivers, and releases of Borrower contained herein shall survive the termination of the Forbearance Period and the payment in full of Borrower's obligations to Bank.

(y)     <u>Inconsistency</u>.  In the event of any inconsistency between the terms of this Agreement and any billings, statements, or the like from Bank to Borrower in connection with the Loan Documents, the terms of this Agreement shall prevail over the terms of any other such billings, statements, or the like.

**[SIGNATURES ON FOLLOWING PAGE]**

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IN WITNESS WHEREOF, Bank and Borrower have executed this Agreement as of the date set forth in the preamble.

**BANK**:

BANK OF THE WEST

By: _____
Name:  Rita Stassi
Its:  Vice President

**BORROWER**:

WORLDWIDE ENERGY AND MANUFACTURING USA, INC.

By: _____
Name: _____
Its: _____


APPROVED AS TO FORM:

MOY WHITE LLP

By: _____
    JOHN W. KELLOGG
Attorneys for WORLDWIDE ENERGY AND MANUFACTURING USA, INC.


JEFFER, MANGELS, BUTLER & MITCHELL, LLP
ROBERT B. KAPLAN
WALTER W. GOULDSBURY III

By: _____
    WALTER W. GOULDSBURY III
Attorneys for BANK OF THE WEST

**EXHIBIT A**